Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
(in millions)

				Predecessor										Successor
				Celanese										Consolidated Parent Guarantor Pro Forma
				Year Ended December 31,					Nine Months Ended September 30,		Three Months Ended March 31,		Six Months Ended September 30,	Year Ended December 31,		Nine Months Ended September 30,
	1999	2000		2001	2002		2003		2003		2004		2004	2003		2004

Earnings
Pre-tax income from continuing operations	$(647)	$185		$(419)	$184		$203		$206		$ 80		$(84)	$ 203		$ (4)
Change in interest expense														(165)		24
Pro forma pre-tax income from continuing operations														38		20
Loss: (Income) loss from equity investees, net	(7)	(18)		(12)	(21)		(35)		(29)		(12)		(35)	(35)		(47)
Plus: Income distributions from equity investments	7	12		19	61		23		21		15		20	23		35
Amortization of capitalized interest	8	9		9	10		14		10		2		4	14		6
Fixed charges	150	103		104	89		85		65		16		197	250		189
Total “earnings” as defined before fixed charges	$(489)	$291		$(299)	$323		$290		$273		$101		$102	$ 290		$203

Fixed charges
Interest expense	$ 115	$ 68		$ 72	$ 55		$ 49		$ 36		$ 6		$181	$ 214		$163
Capitalized interest	14	12		4	6		3		5		3		2	3		5
Estimated interest portion of rent expense(1)	21	23		28	28		33		24		7		14	33		21
Total fixed charges	$ 150	$103		$ 104	$ 89		$ 85		$ 65		$ 16		$197	$ 250		$189
Ratio of earnings to fixed charges(2)	—	2.8	x	—	3.6	x	3.4	x	4.2	x	6.2	x	—	1.2	x	1.1	x

(1)   The estimated interest portion of rental expense is based on the amount of rental expense including discontinued operations for 1999 and 2000 and excluding discontinued operations for subsequent periods.

(2)   Earnings were insufficient to cover fixed charges by $639 million for the year ended December 31, 1999, $403 million for the year ended December 31, 2001 and $95 million for the six months ended September 30, 2004.